                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)

                               (Amendment No. 10)1

                         AMBASSADORS INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   023178 10 6
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 9, 2004
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box / /.

     Note. The Schedules  filed in paper format shall include a signed  original and five copies of the schedule,  including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 2 of 15 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,796,713 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,796,713 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,796,713 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     18.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 3 of 15 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,365,212 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,365,212 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,365,212 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     13.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 4 of 15 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                431,501 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                431,501 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     436,501 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 5 of 15 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                431,501 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                431,501 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     431,501 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 6 of 15 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,796,713 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,796,713 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,796,713 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     18.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 7 of 15 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,796,713 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,796,713 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,796,713 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     18.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 8 of 15 Pages
---------------------------                       ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,796,713 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,796,713 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,796,713 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     18.2%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 9 of 15 Pages
---------------------------                       ------------------------------

     The following constitutes Amendment No. 10 ("Amendment No. 10") to Schedule
13D, as amended to date, filed by the undersigned  (the "Schedule 13D").  Except as  specifically  amended by this  Amendment No. 10, the Schedule 13D remains in full force and effect.

     Item 2 is hereby amended in its entirety to read as follows:

     This Schedule 13D is filed by MLF Partners, L.P. ("MLFP"), MLF Investments,
LLC ("MLFI"), MLF Offshore Portfolio Company, L.P. ("MLF Offshore"),  MLF Cayman
GP, Ltd. ("MLF  Cayman"),  MLF Capital  Management,  L.P. ("MLF  Capital"),  MLF
Holdings,  LLC ("MLF Holdings") and Matthew L. Feshbach, who act as a group with regards to certain aspects of shares of Common Stock.

     MLFP is a limited partnership  organized and existing under the laws of the
State  of  Delaware.  The  principal  business  of  MLFP is  private  investment consulting.  MLF Capital is a limited  partnership  organized and existing under the laws of the State of  Delaware.  The  principal  business  of MLF Capital is private  investing  and acting as the general  partner of MLFP and as manager of
MLF Cayman. MLF Holdings is a limited liability company,  organized and existing under the laws of the state of Delaware.  The principal business of MLF Holdings is private  investment  and acting as the general  partner of MLF  Capital.  The business address of each of MLFP, MLF Capital, and MLF Holdings is 2401 West Bay
Drive, Suite 124, Largo, Florida 33770.

     MLF Offshore is a limited partnership organized and existing under the laws of the  Cayman  Islands.  The  principal  business  of MLF  Offshore  is private investment consulting.  MLF Cayman is a corporation organized and existing under the laws of the Cayman Islands.  The principal business of MLF Cayman is private investment  consulting  and acting as the general  partner of MLF Offshore.  The business  address of MLF Offshore and MLF Cayman is c/o Bank of Bermuda (Cayman)
Limited, 6 Front Street, Hamilton, HM11, Bermuda. MLF Capital is the manager and sole shareholder of MLF Cayman.

     MLFI is a limited liability company,  organized and existing under the laws of the State of Delaware.  The principal  business of MLFI is private investment consulting  and acting as the investment  advisor of MLFP and MLF Offshore.  The business  address of MLFI is 2401 West Bay  Drive,  Suite  124,  Largo,  Florida
33770.

     Matthew L. Feshbach (together with MLFP, MLFI, MLF Holdings,  MLF Offshore,
MLF Cayman and MLF Capital,  the  "Reporting  Persons") is an  individual  whose business  address is 2401 West Bay Drive,  Suite 124, Largo,  Florida 33770. His
principal occupation is managing member of each of MLFI and MLF Holdings.

     During the last five years,  none of MLFP, MLFI, MLF Offshore,  MLF Cayman,
MLF Capital,  MLF  Holdings,  or Mr.  Feshbach has been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years,  none of MLFP, MLFI, MLF Offshore,  MLF Cayman,  MLF
Capital,  MLF Holdings or Mr. Feshbach has been a party to a civil proceeding of any judicial or  administrative  body of competent  jurisdiction  as a result of which it or he was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

     As of November 18, 2004, MLFP beneficially owned 1,365,212 shares of Common
Stock. Each of MLFI, Mr. Feshbach, MLF Holdings and MLF Capital may be deemed to beneficially  own the shares of Common  Stock  beneficially  owned by MLFP.  The funds used to purchase such shares of Common Stock came from the working capital and margin  borrowings  under usual terms and conditions of MLFP. Such shares of
Common  Stock were  accumulated  through  purchases  made on the open market and
contributions   by  its   partners  at  an  aggregate   cost  of   approximately
$15,288,988.32 (including brokerage commissions).

     As of November 18, 2004, MLF Offshore  beneficially owned 431,501 shares of
Common Stock. MLFI, Mr. Feshbach,  MLF Cayman, MLF Holdings, and MLF Capital may

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 10 of 15 Pages
---------------------------                       ------------------------------

be deemed to beneficially  own the shares of Common Stock owned by MLF Offshore.
The funds used to  purchase  such  shares of Common  Stock came from the working capital of MLF  Offshore or transfers to and among the  Reporting  Persons.  The aggregate cost of such shares of Common Stock is approximately $5,405,808.83.

     Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5. Interests in Securities in the Issuer.

     (a) Each of MLFI, Mr. Feshbach,  MLF Holdings and MLF Capital  beneficially owns  1,796,713  shares of Common  Stock or 18.2% of the shares of Common  Stock outstanding. MLFP beneficially owns 1,365,212 shares of Common Stock or 13.8% of the shares of Common Stock  outstanding.  Each of MLF Offshore,  MLF Cayman, MLF
Holdings and MLF Capital  beneficially  owns  431,501  shares of Common Stock or
4.4% of the shares of Common Stock  outstanding.  The  aggregate  percentage  of shares of Common Stock  reported owned by each person named herein is based upon
9,866,325 shares of Common Stock outstanding as of October 25, 2004(as disclosed in the Issuer's report for the period ended September 30, 2004 on Form 10-Q).

     (b) Each of MLFI,  Mr.  Feshbach,  MLF Holdings and MLF Capital  shares the power to vote and  dispose or to direct the vote and  disposition  of  1,796,713 shares of Common Stock, or 18.2% of the shares of Common Stock outstanding.

     MLFP  shares  the  power to vote or to  direct  the  vote and the  power to dispose or to direct the  disposition  of 1,365,212  shares of Common Stock,  or
13.8% of the shares of Common Stock outstanding.

     Each of MLF Offshore,  MLF Cayman,  MLF Holdings and MLF Capital shares the power to vote or to direct  the vote and the power to  dispose  or to direct the disposition of 431,501  shares of Common Stock,  or 4.4% of the shares of Common
Stock outstanding.

     Item 5(c) is hereby amended to include the following:

     (c)  Schedule  A hereto  lists  the  transactions  effected  by each of the
Reporting  Persons  within 60 days of the filing of this  Amendment  No. 10. The transactions  were  effected  through  open market  purchases  by the  Reporting
Persons.

             [The remainder of this page was purposely left blank.]

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 11 of 15 Pages
---------------------------                       ------------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2004

                                         /s/ Matthew L. Feshbach
                                         --------------------------------------
                                         MATTHEW L. FESHBACH

                                         MLF INVESTMENTS, LLC

                                         By: /s/ Matthew L. Feshbach
                                             ----------------------------------
                                             Name: Matthew L. Feshbach
                                             Title: Managing Member

                                         MLF PARTNERS, L.P.

                                         By: MLF Investments, LLC,
                                             General Partner

                                         By: MLF Holdings, LLC,
                                             General Partner

                                         By: /s/ Matthew L. Feshbach
                                             ----------------------------------
                                             Name: Matthew L. Feshbach
                                             Title: Managing Member

                                         MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                         By: MLF Cayman GP, Ltd.
                                             Title: General partner

                                         By: MLF Capital Management, L.P.
                                             Sole shareholder

                                         By: MLF Holdings, LLC,
                                             General Partner

                                         By:  /s/ Matthew L. Feshbach
                                             ----------------------------------
                                             Name:  Matthew L. Feshbach
                                             Title: President

                                         MLF CAYMAN GP, LTD.

                                         By: MLF Capital Management, L.P.
                                             Sole shareholder

                                         By: MLF Holdings, LLC,
                                             General Partner

                                         By:  /s/ Matthew L. Feshbach
                                             ----------------------------------
                                         Name:  Matthew L. Feshbach
                                             Title:  President

                                         MLF CAPITAL MANAGEMENT, L.P.

                                         By: MLF Holdings, LLC
                                             General Partner

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 12 of 15 Pages
---------------------------                       ------------------------------

                                         By:  /s/ Matthew L. Feshbach
                                             ----------------------------------
                                             Name:  Matthew L. Feshbach
                                             Title:  President

                                         MLF HOLDINGS, LLC

                                         By:  /s/ Matthew L. Feshbach
                                             ----------------------------------
                                             Name:  Matthew L. Feshbach
                                             Title: Managing Member

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 13 of 15 Pages
---------------------------                       ------------------------------

                                   SCHEDULE A

        TRANSACTIONS IN THE SHARES OF COMMON STOCK WITHIN 60 DAYS OF THE
              FILING OF THIS AMENDMENT NO. 10 TO THE SCHEDULE 13D

A. Transactions by the MLF Offshore Company, L.P.

   Shares of Common Stock                                         Date of
         Purchased                 Price Per Share ($)            Purchase
          25,000                         12.50                    10/08/04
          25,000                         12.58                    10/11/04
          9,800                          12.63                    10/15/04
          1,100                          12.34                    10/26/04
          4,900                          12.65                    10/28/04
          1,200                          12.26                    11/08/04
          10,000                         12.43                    11/09/04

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 14 of 15 Pages
---------------------------                       ------------------------------

                                    EXHIBIT 1

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

     Pursuant  to  Regulation  Section  240.13d-1(k)(1)  promulgated  under  the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to beneficial  ownership by each of the  undersigned  of common stock of
Ambassadors  International,  Inc.,  and that  such  statement  shall be filed on behalf of each of them.

     This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: November 19, 2004

                                    /s/ Matthew L. Feshbach
                                    --------------------------------------------
                                    MATTHEW L. FESHBACH

                                    MLF INVESTMENTS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF PARTNERS, L.P.

                                    By: MLF Capital Management, LP,
                                        General Partner

                                    By: MLF Holdings, LLC,
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name: Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                    By: MLF Cayman GP, Ltd.
                                        Title: General Partner

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC,
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

---------------------------                       ------------------------------
CUSIP No. 023178 10 6             13D                        Page 15 of 15 Pages
---------------------------                       ------------------------------

                                    MLF CAYMAN GP, LTD.

                                    By: MLF Capital Management, L.P.
                                        Sole shareholder

                                    By: MLF Holdings, LLC,
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title:  Managing Member

                                    MLF CAPITAL MANAGEMENT, L.P.

                                    By: MLF Holdings, LLC
                                        General Partner

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member

                                    MLF HOLDINGS, LLC

                                    By: /s/ Matthew L. Feshbach
                                        ----------------------------------------
                                        Name:  Matthew L. Feshbach
                                        Title: Managing Member